UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2011
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and nine-month periods ended September 30, 2011, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	November 14, 2011

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2011

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2011

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in $ thousands)

	Note	September 30, 2011	December 31, 2010
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$393,850	$828,407
Short-term investments		92,497	106,077
Accounts receivable, net of allowance for doubtful accounts of $4,319 and $3,227 in 2011 and 2010, respectively		211,088	197,418
Income taxes receivable		14,011	10,920
Inventories, net	(10)	145,531	126,633
Prepaid expenses and other current assets		90,014	64,402
Deferred income taxes		26,717	30,731
Total current assets		973,708	1,364,588
Long-term assets:
Property, plant and equipment, net		373,620	345,664
Goodwill	(11)	1,658,598	1,352,281
Intangible assets, net of accumulated amortization of $392,446 and $312,326 in 2011 and 2010, respectively	(11)	854,199	753,327
Deferred income taxes		20,910	37,182
Other assets		67,407	60,953
Total long-term assets		2,974,734	2,549,407
Total assets		$3,948,442	$3,913,995

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in $ thousands, except par value)

	Note	September 30, 2011	December 31, 2010
		(unaudited)
Liabilities and equity
Current liabilities:
Accounts payable		$44,900	$47,803
Accrued and other liabilities (of which $10,329 and $6,296 due to related parties in 2011 and 2010, respectively)	(15)	194,599	209,054
Income taxes payable		21,179	25,211
Current portion of long-term debt	(9)	351,661	75,835
Deferred income taxes		35,841	30,504
Total current liabilities		648,180	388,407
Long-term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2011 and 2010 due to related parties)	(9) (15)	446,505	797,171
Deferred income taxes		218,521	200,667
Other liabilities		50,713	51,397
Total long-term liabilities		715,739	1,049,235
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—234,118 and 233,115 shares in 2011 and 2010, respectively		2,738	2,724
Additional paid-in capital		1,674,558	1,648,985
Retained earnings		856,304	759,890
Accumulated other comprehensive income	(13)	9,155	64,754
Equity attributable to the owners of QIAGEN N.V.		2,542,755	2,476,353
Noncontrolling interest		41,768	—
Total equity		2,584,523	2,476,353
Total liabilities and equity		$3,948,442	$3,913,995

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

	Three Months Ended
	September 30,
	2011	2010
	(unaudited)
Net sales	$288,885	$274,317
Cost of sales	101,353	93,797
Gross profit	187,532	180,520
Operating expenses:
Research and development	32,646	30,980
Sales and marketing	80,143	66,941
General and administrative, integration and other	33,705	26,484
Acquisition-related intangible amortization	6,741	5,880
Total operating expenses	153,235	130,285
Income from operations	34,297	50,235
Other income (expense):
Interest income	2,335	1,227
Interest expense	(6,537)	(6,980)
Other income, net	12,910	2,374
Total other income (expense)	8,708	(3,379)
Income before provision for income taxes	43,005	46,856
Provision for income taxes	8,538	10,368
Net income	34,467	36,488
Net (loss) attributable to noncontrolling interest	(678)	—
Net income attributable to the owners of QIAGEN N.V.	$35,145	$36,488
Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.15	$0.16
Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.15	$0.15

Weighted-average shares outstanding (in thousands)
Basic	234,042	232,769
Diluted	238,227	238,977

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

	Nine Months Ended
	September 30,
	2011	2010
	(unaudited)
Net sales	$835,327	$801,399
Cost of sales	287,237	274,861
Gross profit	548,090	526,538
Operating expenses:
Research and development	97,822	92,001
Sales and marketing	225,013	197,632
General and administrative, integration and other	86,916	81,262
Acquisition-related intangible amortization	19,141	17,878
Total operating expenses	428,892	388,773
Income from operations	119,198	137,765
Other income (expense):
Interest income	4,939	3,416
Interest expense	(19,481)	(20,903)
Other income, net	13,607	7,469
Total other expense	(935)	(10,018)
Income before provision for income taxes	118,263	127,747
Provision for income taxes	22,527	19,725
Net income	95,736	108,022
Net (loss) attributable to noncontrolling interest	(678)	—
Net income attributable to the owners of QIAGEN N.V.	$96,414	$108,022
Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.41	$0.46
Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.40	$0.45

Weighted-average shares outstanding (in thousands)
Basic	233,748	232,519
Diluted	239,864	240,846
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in $ thousands)

		Three Months Ended
		September 30,
	Note	2011	2010
		(unaudited)
Net income		$34,467	$36,488
Gains (losses) on cash flow hedges, before tax	(7)	11,456	(17,146)
Reclassification adjustments on cash flow hedges, before tax	(7)	(12,649)	19,344
Cash flow hedges, before tax		(1,193)	2,198
Foreign currency translation adjustments, before tax		(91,614)	54,878
Other comprehensive (loss) income, before tax		(92,807)	57,076
Income tax relating to components of other comprehensive (loss) income		(1,435)	(2,455)
Total other comprehensive (loss) income, after tax		(94,242)	54,621
Comprehensive (loss) income		(59,775)	91,109
Comprehensive (loss) attributable to the noncontrolling interest		(670)	—
Comprehensive (loss) income attributable to the owners of QIAGEN N.V.		$(59,105)	$91,109

		Nine Months Ended
		September 30,
	Note	2011	2010
		(unaudited)
Net income		$95,736	$108,022
Gains on cash flow hedges, before tax	(7)	532	10,889
Reclassification adjustments on cash flow hedges, before tax	(7)	894	(5,426)
Cash flow hedges, before tax		1,426	5,463
Foreign currency translation adjustments, before tax		(55,398)	7,308
Other comprehensive (loss) income, before tax		(53,972)	12,771
Income tax relating to components of other comprehensive (loss) income		(1,619)	(1,241)
Total other comprehensive (loss) income, after tax		(55,591)	11,530
Comprehensive income		40,145	119,552
Comprehensive (loss) attributable to the noncontrolling interest		(670)	—
Comprehensive income attributable to the owners of QIAGEN N.V.		$40,815	$119,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in $ thousands, except share amounts)

		Equity attributable to the owners of QIAGEN N.V.
(unaudited)	Note	Common Shares
		Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling Interest	Total Equity
BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	$—	$2,476,353
Acquisition of Ipsogen S.A.	(5)	—	—	—	—	—	42,438	42,438
Net income		—	—	—	96,414	—	(678)	95,736
Proceeds from subscription receivables		—	—	621	—	—	—	621
Unrealized gain, net on hedging contracts		—	—	—	—	347	—	347
Realized loss, net on hedging contracts		—	—	—	—	514	—	514
Translation adjustment, net	(13)	—	—	—	—	(56,460)	8	(56,452)
Issuance of common shares in connection with stock plan		1,003	14	8,416	—	—	—	8,430
Share-based compensation	(3)	—	—	14,321	—	—	—	14,321
Excess tax benefit of employee stock plans		—	—	2,215	—	—	—	2,215
BALANCE AT SEPTEMBER 30, 2011		234,118	$2,738	$1,674,558	$856,304	$9,155	$41,768	$2,584,523

BALANCE AT DECEMBER 31, 2009		232,074	$2,711	$1,622,733	$615,579	$50,146	$—	$2,291,169
Net income		—	—	—	108,022	—	—	108,022
Proceeds from subscription receivables		—	—	606	—	—	—	606
Unrealized gain, net on hedging contracts		—	—	—	—	7,313	—	7,313
Realized gain, net on hedging contracts		—	—	—	—	(3,668)	—	(3,668)
Translation adjustment, net		—	—	—	—	7,883	—	7,883
Issuance of common shares in connection with stock plan		758	10	7,542	—	—	—	7,552
Share-based compensation	(3)	—	—	9,958	—	—	—	9,958
Excess tax benefit of employee stock plans		—	—	1,634	—	—	—	1,634
BALANCE AT SEPTEMBER 30, 2010		232,832	$2,721	$1,642,473	$723,601	$61,674	$—	$2,430,469

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ thousands)

		Nine Months Ended
		September 30,
	Note	2011	2010
		(unaudited)
Cash flows from operating activities:
Net income		$95,736	$108,022
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		50,087	40,529
Amortization of purchased intangible assets		70,511	63,846
Share-based compensation:
Share-based compensation expense	(3)	14,321	9,958
Excess tax benefits from share-based compensation		(2,215)	(1,634)
Deferred income taxes		(6,837)	(18,535)
Other		(9,648)	(11,038)
Net changes in operating assets and liabilities:
Accounts receivable		(8,146)	(4,891)
Inventories		(25,503)	(2,342)
Accounts payable		(8,034)	4,793
Accrued and other liabilities		(8,088)	(48,085)
Other		2,916	24,306
Net cash provided by operating activities		165,100	164,929
Cash flows from investing activities:
Purchases of property, plant and equipment		(56,482)	(57,323)
Proceeds from sale of equipment		2,308	2,060
Purchases of intangible assets		(15,882)	(39,647)
Purchases of investments	(6)	(19,888)	(4,000)
Proceeds from sale of investments	(6)	604	15,531
Purchases of short-term investments		(161,054)	(83,552)
Proceeds from sales of short-term investments		179,362	44,000
Cash paid for acquisitions, net of cash acquired		(432,598)	(27,035)
Net cash used in investing activities		(503,630)	(149,966)
Cash flows from financing activities:
Repayment of long-term debt		(119,471)	(50,000)
Principal payments on capital leases		(2,787)	(2,334)
Proceeds from long-term debt		44,000	3,016
Proceeds from subscription receivables		621	606
Excess tax benefits from share-based compensation		2,215	1,634
Proceeds from issuance of common shares		8,430	7,552
Other financing activities		263	(18)
Net cash used in financing activities		(66,729)	(39,544)
Effect of exchange rate changes on cash and cash equivalents		(29,298)	6,776
Net (decrease) in cash and cash equivalents		(434,557)	(17,805)
Cash and cash equivalents, beginning of period		828,407	825,557
Cash and cash equivalents, end of period		$393,850	$807,752
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Description of the Business and Basis of Presentation
QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative sample and assay technologies. These technologies—consumable products such as sample and assay kits and automated instrumentation systems—empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: molecular diagnostics laboratories, academic researchers, pharmaceutical research and development groups, and applied testing customers in fields such as forensics, veterinary diagnostics, food safety and biosecurity. We market our products in more than 100 countries.
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole and the Company shares a common basis of organization, types of products and services and consistent product margins. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

2.	Recent Authoritative Pronouncements
Adoption of New Accounting Standards
In September 2011, the FASB issued Accounting Standard Update (ASU) No. 2011-08, Testing Goodwill for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. We do not intend to utilize this option in 2011.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We currently comply with the provisions of this amendment by using the two statement approach.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB ASC 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. The amendments are to be applied prospectively and are effective for public entities for interim and annual periods beginning after December 15, 2011. We are evaluating the impact of these amendments on future filings.
In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations—a consensus of the FASB Emerging Issues Task Force, to amend FASB ASC 805, Business Combinations, regarding how public entities disclose supplemental pro forma information for business combinations that occur during the year. Under the amended guidance, a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The guidance in ASU 2010-29 also amends ASC 805 to require public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combination(s) that are included in the reported pro forma revenue and earnings. We adopted this update on January 1, 2011 without any impact.
In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments in this ASU provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. We adopted these updates on January 1, 2011 without any impact.
In April 2010, the FASB issued ASU No. 2010-12, Income Taxes (Topic 740). This ASU codifies an SEC Staff Announcement relating to accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). Questions had arisen about the effect, if any, of the two different signing dates. The SEC has concluded that the two Acts, when taken together, represent the current health care reforms as passed by U.S. Congress and signed by the U.S. President and therefore would not object to the view that the two Acts should be considered together for accounting purposes. As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the sales of all taxable medical devices occurring in the U.S. after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation due to the expected increase in net sales resulting from increased health coverage, which will be partially offset by the excise tax.
In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This guidance provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We adopted this update on January 1, 2011 and will apply its requirements for all new contracts entered into or materially modified after January 1, 2011. The adoption of this guidance did not have any material impact on the consolidated financial statements.

3.	Share-Based Compensation
Stock Options
During the three- and nine-month periods ended September 30, 2011, we granted options to purchase 2,800 and 549,172 common shares, compared to 15,490 and 502,817 common shares for the three- and nine- month periods ended September 30, 2010.
The unrecognized share-based compensation expense related to employee stock option awards, including estimated forfeitures, was approximately $4.6 million, as of September 30, 2011 and is expected to be recognized over a weighted average period of approximately 1.93 years.
Restricted Stock Units
During the three- and nine-month periods ended September 30, 2011, we granted 7,400 and 1.8 million restricted stock units compared to  27,566 and 1.5 million restricted stock units for the three- and nine-month periods ended September 30, 2010.
At September 30, 2011, there was $64.6 million remaining in unrecognized compensation expense, including estimated forfeitures, related to these awards, which is expected to be recognized over a weighted average period of 8.17 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2011 and 2010 is comprised of the following:

	Three Months Ended
	September 30,
Compensation Expense (in thousands)	2011	2010
Cost of sales	$425	$214
Research and development	778	579
Sales and marketing	1,088	748
General and administrative, integration and other	2,785	2,108
Share-based compensation expense before taxes	5,076	3,649
Less: income tax benefit	1,100	1,059
Net share-based compensation expense	$3,976	$2,590

	Nine Months Ended
	September 30,
Compensation Expense (in thousands)	2011	2010
Cost of sales	$1,237	$665
Research and development	2,249	1,561
Sales and marketing	3,124	2,086
General and administrative, integration and other	7,711	5,646
Share-based compensation expense before taxes	14,321	9,958
Less: income tax benefit	3,083	2,891
Net share-based compensation expense	$11,238	$7,067

No compensation cost was capitalized in inventory in 2011 or 2010 as the amounts were not material.

4.	Net Income Per Common Share Attributable to the Owners of QIAGEN N.V.
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities exercisable or convertible into common shares were exercised or converted. The following table summarizes the information used to compute net income per common share attributable to the owners of QIAGEN N.V.:

	Three Months Ended
	September 30,
(in thousands)	2011	2010
Weighted average number of common shares used to compute basic net income per common share	234,042	232,769
Dilutive effect of warrants	2,289	3,747
Dilutive effect of stock options and restricted stock units	1,896	2,461
Weighted average number of common shares used to compute diluted net income per common share	238,227	238,977
Outstanding options and awards having no dilutive effect, not included in above calculation	5,864	3,312
Outstanding warrants having no dilutive effect, not included in above calculation	24,178	22,720

	Nine Months Ended
	September 30,
(in thousands)	2011	2010
Weighted average number of common shares used to compute basic net income per common share	233,748	232,519
Dilutive effect of warrants	3,527	5,427
Dilutive effect of stock options and restricted stock units	2,589	2,900
Weighted average number of common shares used to compute diluted net income per common share	239,864	240,846
Outstanding options and awards having no dilutive effect, not included in above calculation in above calculation	3,011	1,816
Outstanding warrants having no dilutive effect, not included in above calculation	22,940	21,040

5.	Acquisitions
On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $379.0 million in cash. Cellestis develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.

On July 8, 2011, the Board of Directors of Ipsogen S.A. voted in favor of QIAGEN’s offer for EUR 12.90 per share and QIAGEN entered into binding agreements with a group of major shareholders of Ipsogen to purchase a majority of the Ipsogen shares. Ipsogen, a publicly listed company founded in 1999 and based in Marseille, France, is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN's Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN's QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system. On July 12, 2011, we estimate the fair value of Ipsogen to be approximately EUR 70.2 million ($101.5 million) for all outstanding shares and other equity instruments.
On July 12, 2011, we paid EUR 40.9 million ($59.1 million) for the initial 62.6% of Ipsogen outstanding common shares. Since QIAGEN holds more than 50%, a public tender offer for the remaining shares at the same price was submitted and approved by the Autorité Des Marchés Financiers. On October 21, 2011, we acquired an additional 9% for EUR 12.90 per share. If we reach the threshold of 95% of the share capital or the voting rights of Ipsogen through this public offer, we reserve the right to request the implementation of a squeeze-out procedure at the same price.
The preliminary purchase price allocations are as follows:

(in thousands)	Cellestis acquisition	Ipsogen acquisition	Total
Purchase price:
Cash consideration	$378,980	$59,091	$438,071

Preliminary allocation:
Working capital	$17,468	$6,697	$24,165
Fixed and other long-term assets	1,111	3,441	4,552
Developed IP	66,200	36,300	102,500
Customer relationships	40,300	11,100	51,400
Tradenames and licenses	13,000	1,400	14,400
Goodwill	278,348	62,173	340,521
Deferred tax liability on fair value of identifiable intangible assets acquired	(37,215)	(16,612)	(53,827)
Liabilities assumed	(232)	(2,970)	(3,202)
Noncontrolling interest	—	(42,438)	(42,438)
	$378,980	$59,091	$438,071

The weighted-average amortization period for the intangible assets acquired with Cellestis and Ipsogen is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.
Pro forma results
The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the three-month periods ended September 30, 2011 and 2010, pro forma net sales would have been $297.5 million and $287.9 million, pro forma net income would have been $34.3 million and $36.1 million, and pro forma diluted net income per common share would have been $0.14 and $0.15, respectively. For the nine-month periods ended September 30, 2011 and 2010, pro forma net sales would have been $879.1 million and $840.8 million, pro forma net income would have been $91.9 million and $105.1 million, and pro forma diluted net income per common share would have been $0.38 and $0.44, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

These acquisitions have been made at prices that exceed the fair value of the acquired net assets (including intangible assets other than goodwill), resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, distribution channels and customer relations, to expand sales of the acquired businesses' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. We have gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired and the resulting deferred taxes with the acquisition of Cellestis Ltd. and Ipsogen S.A.

6. Investments and Variable Interest Entities
Investments—We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We also periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. At September 30, 2011 and December 31, 2010, we had cost-method investments with carrying amounts of $6.8 million and $3.4 million, respectively, which are included in other assets. During the first quarter of 2011, we made an investment of EUR 2.5 million (approximately $3.4 million) for a 15% share of a privately-held company. The investment is accounted for under the cost-method. During the second quarter of 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of another privately-held company. We hold a call option, exercisable for two months after October 2012 to acquire the remaining 60% of shares. Conversely, the sellers in this transaction hold a put option to sell the remaining 60% of shares to us, exercisable for two months after October 2012. In case neither the put nor the call option is exercised the sellers must repay $6.7 million. The investment is accounted for under the equity-method.
Variable Interest Entities—FASB Accounting Standards Codification Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.
We also have 100% interests in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 9 below.

7. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.
As of September 30, 2011 and December 31, 2010, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2011 and 2010, we did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. During the next 12 months, we expect that approximately $0.7 million of derivative losses included in accumulated other comprehensive income, based on their valuation as of September 30, 2011, will be reclassified into income. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the condensed consolidated statements of cash flows, in the same category as the condensed consolidated balance sheet account of the underlying item.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage balance sheet exposure on a group-wide basis using foreign exchange forward and option contracts as well as cross-currency swaps.
We had been party to foreign currency forward contracts with an aggregate notional amount of $44.0 million, which were entered into in connection with the notes payable to QIAGEN Finance (see Note 9) and which qualified for hedge accounting as cash-flow hedges. We determined that no ineffectiveness existed related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts matured in July 2011 and had fair market values included in accrued and other liabilities in the accompanying condensed consolidated balance sheet at December 31, 2010 of approximately $3.9 million.
In addition, we were party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 9) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of September 30, 2011 and December 31, 2010, which mature in November 2012 and had fair market values included in other long-term liabilities in the accompanying condensed consolidated balance sheets of $6.0 million and $4.6 million at September 30, 2011 and December 31, 2010, respectively.
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at September 30, 2011, an aggregate notional value of approximately $467.7 million and fair values of $23.0 million and $0.1 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through April 2012. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2010, an aggregate notional value of approximately $295.4 million and fair values of $0.7 million and $5.1 million which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2011. The transactions were entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements were recognized in other income, net.
Interest Rate Derivatives
We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, we entered into interest rate swaps, which effectively fixed the variable interest rates on $200.0 million of our variable rate debt and qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these swaps. During 2010, $100.0 million of the swaps matured. The remaining $100.0 million matures in October 2011, and as of September 30, 2011 had an aggregate fair value of $0.3 million, which is recorded in accrued and other liabilities in the accompanying condensed consolidated balance sheets. As of December 31, 2010, these swaps had an aggregate fair value of $2.7 million, which is recorded in accrued and other liabilities in the accompanying condensed consolidated balance sheets.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of September 30, 2011 and December 31, 2010:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(280)	$(2,663)
Foreign exchange contracts	—	—	(6,045)	(8,452)
Total derivative instruments designated as hedges	$—	$—	$(6,325)	$(11,115)
Undesignated derivative instruments
Foreign exchange contracts	$22,994	$677	$(140)	$(5,113)
Total derivative instruments	$22,994	$677	$(6,465)	$(16,228)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for the three and nine months ended September 30, 2011 and 2010:

Three months ended September 30, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$836	Interest expense	$—	n/a
Foreign exchange contracts	10,620	Other income, net	(12,649)	n/a
Total	$11,456		$(12,649)	$—
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$29,135

Three months ended September 30, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$1,048	Interest expense	$—	n/a
Foreign exchange contracts	(18,194)	Other income, net	19,344	n/a
Total	$(17,146)		$19,344	$—
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(22,634)

Nine months ended September 30, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$2,383	Interest expense	$—	n/a
Foreign exchange contracts	(1,851)	Other income, net	894	n/a
Total	$532		$894	$—
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$2,148

Nine months ended September 30, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$2,599	Interest expense	$—	n/a
Foreign exchange contracts	8,290	Other income, net	(5,426)	n/a
Total	$10,889		$(5,426)	$—
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(6,828)

The amounts noted in the tables above for accumulated other comprehensive income (AOCI) do not include any adjustments for the impact of deferred income taxes.

8. Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statement of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010:

	As of September 30, 2011				As of December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$4,727	$87,769	$—	$92,496	$70,000	$36,077	$—	$106,077
Foreign exchange contracts	—	22,994	—	22,994	—	677	—	677
	$4,727	$110,763	$—	$115,490	$70,000	$36,754	$—	$106,754
Liabilities:
Foreign exchange contracts	$—	$6,185	$—	$6,185	$—	$13,565	$—	$13,565
Interest rate contracts	—	280	—	280	—	2,663	—	2,663
Contingent consideration	—	—	14,928	14,928	—	—	22,510	22,510
	$—	$6,465	$14,928	$21,393	$—	$16,228	$22,510	$38,738

For liabilities with Level 3 inputs, the following table summarizes the activity for the nine months ended September 30, 2011:

(in thousands) (unaudited)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Beginning Balance at December 31, 2010	$22,510
Accrued interest	291
Payments	(6,950)
Foreign currency translation adjustments and reversals	(923)
Ending balance at September 30, 2011	$14,928

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the three- and nine-month periods ended September 30, 2011 and 2010 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9. Debt
We have five separate lines of credit amounting to $160.9 million in the aggregate with variable interest rates. There was no significant outstanding line of credit or short-term borrowings as of September 30, 2011 and December 31, 2010.
At September 30, 2011, total debt was approximately $798.2 million, $351.7 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2012.
Total debt consists of the following:

(in thousands)	September 30, 2011	December 31, 2010
$500 million note payable bearing interest at LIBOR plus a variable margin ranging from 0.570% to 0.639%, and 0.629% to 0.754% at September 30, 2011 and December 31, 2010, respectively, with payments commencing in 2009 with the final payment due on July 12, 2012	$350,000	$425,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.84% due in February 2024	145,000	145,000
R&D-related loan bearing interest at 3.50% due in June 2019 with repayments starting in September 2011	2,590	3,006
Production-related loan bearing interest at an effective rate of 4.57% due November 2015	293	—
Production-related loan bearing interest at an effective rate of 6.28% due May 2015	283	—
Total long-term debt	798,166	873,006
Less current portion	351,661	75,835
Long-term portion	$446,505	$797,171

As of September 30, 2011, we have drawn down EUR 1.9 million ($2.6 million at September 30, 2011) under a loan which can be utilized for up to EUR 12.7 million to finance R&D projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments commencing in September 2011. During the third quarter of 2011, approximately EUR 0.3 million ($0.4 million) was repaid.

Ipsogen S.A., acquired in July 2011 as discussed in Note 5 above, carries two long-term bank debts. The first loan, effective as of May 25, 2009, was for EUR 0.3 million, having an effective rate of 6.28% and monthly payments due through May 2015. The second loan, effective as of June 25, 2009, was for EUR 0.3 million, having an effective rate of 4.57% and monthly payments due through November 2015. The fair value of both debts approximate their carrying values at September 30, 2011.
During 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available a term loan, bridge loan, which was utilized and repaid in 2007, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with repayment beginning in July 2009. In July 2011, 2010 and 2009, $75.0 million, $50.0 million, and $25.0 million, respectively, were repaid. The next and final payment of $350.0 million will be made in July 2012. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of patents to third parties and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2011. The fair value of the note payable approximated its carrying value at September 30, 2011.

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at September 30, 2011 and December 31, 2010, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in November 2012. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at September 30, 2011 was approximately $313.1 million. We have reserved 15.0 million common shares for issuance in the event of conversion.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at September 30, 2011 and December 31, 2010, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance originally matured in July 2011. We refinanced the $145.0 million note, which was loaned under another agreement to another consolidated subsidiary, and is payable to QIAGEN Finance with an effective interest rate of 1.84% and is due in February 2024. This refinancing does not impact the amounts payable by QIAGEN Finance under the 2004 Notes. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at September 30, 2011 was approximately $167.6 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

10. Inventories
The components of inventories consist of the following as of September 30, 2011 and December 31, 2010:

(in thousands)	September 30, 2011	December 31, 2010
Raw materials	$26,843	$23,738
Work in process	39,415	33,043
Finished goods	79,273	69,852
Total inventories	$145,531	$126,633

11. Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2011 and December 31, 2010:

	September 30, 2011		December 31, 2010
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$289,744	$(109,161)	$289,199	$(88,275)
Developed technology	621,051	(198,431)	501,287	(157,838)
Customer base, trademarks and in-process R&D	335,850	(84,854)	275,167	(66,213)
	$1,246,645	$(392,446)	$1,065,653	$(312,326)
Unamortized Intangible Assets:
Goodwill	$1,658,598		$1,352,281

The changes in the carrying amount of goodwill for the nine-months ended September 30, 2011 resulted primarily from acquisitions, milestone payments and foreign currency translation. The goodwill and amortized intangible assets resulting from the third quarter 2011 acquisitions are preliminary and subject to change.
For the three- and nine- month periods ended September 30, 2011 amortization expense on intangible assets totaled approximately $28.2 million and $80.6 million, compared to $23.1 million and $69.7 million for the three- and nine-month periods ended September 30, 2010. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2012	$120,679
2013	$112,445
2014	$111,458
2015	$110,271
2016	$107,485

12. Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the three-month periods ended September 30, 2011 and 2010, the effective tax rates were 20% and 22%, respectively. In the nine-month periods ended September 30, 2011 and 2010, the effective tax rates were 19% and 15%, respectively.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 / Accounting for Uncertainties in Tax). At September 30, 2011, our net unrecognized tax benefits totaled approximately $9.2 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $1.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our tax years since 2007 are open for income tax examinations by tax authorities. Our subsidiaries are no longer subject to income tax examinations by tax authorities for years before 2006. We have undistributed earnings in foreign subsidiaries. In some jurisdictions, we would be subject to tax upon repatriation of those earnings, in the form of dividends or otherwise. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been made. In other cases, we have accrued for such taxes. It is not practicable to determine the amount of income tax payable in the event we repatriated all of our undistributed foreign earnings.

13. Accumulated Other Comprehensive Income
The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2011 and December 31, 2010:

(in thousands)	September 30, 2011	December 31, 2010
Net unrealized loss on hedging contracts, net of tax of $0.1 million and $0.7 million in 2011 and 2010, respectively	$(783)	$(1,644)
Net unrealized loss on pension, net of tax	(11)	(11)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $5.4 million and $4.4 million in 2011 and 2010, respectively	8,856	5,774
Foreign currency translation adjustments	1,093	60,635
Accumulated other comprehensive income	$9,155	$64,754

14. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $71.0 million based on the achievement of certain revenue and operating results milestones as follows: $12.0 million in 2011, $11.0 million in 2012, and $48.0 million payable in any 12-month period from now until 2014 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $71.0 million total contingent obligation, approximately $14.9 million is included in accrued and other liabilities as of September 30, 2011. We reassessed the fair value of the contingent consideration as of September 30, 2011 the result of which was not materially different from the fair value determined as of the date of the acquisitions.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $19.2 million as of September 30, 2011 ($27.0 million as of December 31, 2010). In addition, we have recorded $23.3 million for preacquisition contingencies as a liability under accrued and other liabilities as of September 30, 2011 ($28.7 million as of December 31, 2010). We reassessed the fair value of the preacquisition contingencies as of September 30, 2011 the result of which was not materially different from the fair value determined as of the date of the acquisitions.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $3.5 million and $3.4 million as of September 30, 2011 and December 31, 2010, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of September 30, 2011, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.
On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and seeking monetary damages. Operon asserted that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach caused damages, including lost profits. QIAGEN denied the allegations and asserted counterclaims. The dispute was submitted to an arbitration panel and in June 2011 the arbitration panel concluded in favor of QIAGEN on all claims. As a result, in September 2011, Operon paid QIAGEN approximately $2.1 million for past-due receivables, interest and legal fees.

15. Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 9, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of September 30, 2011 and December 31, 2010, we had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.4 million and $3.3 million, respectively and amounts receivable from QIAGEN Finance of $1.1 million and $2.3 million respectively. As of September 30, 2011 and December 31, 2010, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $8.9 million and $3.0 million, respectively, and amounts receivable from Euro Finance of $4.9 million and $1.6 million respectively. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed below under the caption “Risk Factors.”
Results of Operations
Overview
QIAGEN is the world’s leading provider of innovative sample and assay technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify and enrich isolated biomolecules, such as the DNA of a specific virus, readable and ready for subsequent analysis.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular diagnostics—healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Academic—researchers exploring the secrets of life and new approaches to disease

•	Pharma—drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Applied testing—customers in fields such as forensics, veterinary diagnostics, food safety testing, and biosecurity.
QIAGEN markets products in more than 100 countries throughout the world. We have established subsidiaries in markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. We employ over 3,800 people in more than 35 locations worldwide. We have achieved five-year compound annual growth rates of approximately 22% in net sales and 18% in net income through 2010, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.
     QIAGEN actively pursues strategic acquisitions with a goal of expanding our technology and product offerings as well as extending our geographic presence. Most recently, in July 2011, we entered into binding agreements with a group of major shareholders of Ipsogen S.A. and purchased a majority of the Ipsogen shares. Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseilles, France, is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. In October 2011, we initiated a public tender offer for the remaining shares.
In August 2011, we acquired Cellestis Ltd., a publicly listed Australian company that develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.
Other acquisitions which were recently concluded include:

•
In March 2011, we acquired a minority strategic stake in Alacris Theranostics GmbH (Alacris), a German start-up company using novel technologies to develop individualized cancer treatment strategies based upon a patient’s genomic profile, and an exclusive option to access all biomarkers emerging from this discovery program. The collaboration brings together the global leadership of QIAGEN in developing molecular diagnostic and testing solutions in pharmaceutical development and personalized healthcare with Alacris’ genomic data generation and mining capabilities and preferential access to large and well-characterized clinical sample sets.

•
In April 2010, we acquired assets related to food testing assays of the Institute for Product Quality (ifp), a company based in Berlin, Germany, which sells food, veterinary and environmental quality control assays. The transaction strengthened our applied testing business by adding 70 molecular food safety tests developed by ifp.

•
In January 2010, we acquired ESE GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s fluorescence detection systems for point of need testing in healthcare and in applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

During 2010, we determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, our chief operating decision maker (CODM) has now transitioned to making decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. This change in decision making process has evolved with our continued growth as a Company. Because we have expanded in recent years into the molecular diagnostics and life sciences markets, with revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services offered or for each customer group, as full discrete financial information for each of these is not available. Accordingly, we operate as one reporting segment. However, we will provide certain revenue information by customer class in order to provide better insight into our operations. This information is gathered using certain assumptions in order to allocate revenue amongst the customer classes.
Our results for the three- and nine-months ended September 30, 2011 reflect our anticipated slow start to 2011 together with unfavorable impacts in the first half of 2011 from the unanticipated disruptions from natural disaster and political events in Japan and Australia/New Zealand as well as northern Africa, where we supply a hepatitis C monitoring program. In addition, our results during the third quarter of 2011, include the results from our recent acquisitions of Cellestis and Ipsogen. During the three months ended September 30, 2011, operating income on a consolidated basis was $34.3 million, a 32% decrease from 50.2 million for the same period in 2010. During the nine-month period ended September 30, 2011, operating income on a consolidated basis was $119.2 million, a 13% decrease from $137.8 million for the same period in 2010.
Three- and Nine-Month Periods Ended September 30, 2011 compared to Three- and Nine-Month Periods Ended September 30, 2010
Net Sales
In the third quarter of 2011, net sales increased by 5% to $288.9 million, as compared to $274.3 million in the third quarter of 2010. The third quarter sales include the first time contributions of Cellestis and Ipsogen which more than offset a 3% decline in organic sales. Net sales was favorably affected by $12.7 million of currency impact in the third quarter of 2011. Consumable and related revenues, which represent approximately 87% of total sales, reported an 4% increase in 2011 as compared to the third quarter of 2010. Sales of instrumentation products in 2011, which represent approximately 13% of total sales, increased by 14% as compared to an exceptionally strong performance in the same period of the prior year. The overall net sales growth was spread across all customer classes, which was partially offset by weaker HPV test sales. Sales growth in the third quarter of 2011 was adversely impacted by the timing of a large purchase agreement for HPV tests to a non-U.S. national screening program, which is now confirmed for delivery in the fourth quarter of this year.
In molecular diagnostics, which represents approximately 46% of our net sales, we experienced a decrease of 2% in the third quarter of 2011 as compared to the third quarter of 2010. The decline was due primarily to the timing of a non-U.S. national HPV tender. U.S. sales growth was affected by the one-time annualized effects of initiatives related to reaching many multi-year agreements, as well as by slower demand for tests amid challenging economic conditions. In academia, which represents approximately 26% of our net sales, we experienced 15% growth in the third quarter of 2011 as compared to the third quarter of 2010. In Pharma, which represents approximately 21% of our net sales, we experienced 11% growth in the third quarter of 2011 as compared to the third quarter of 2010. In applied testing, which represents approximately 7% of our net sales, we experienced 5% growth in the third quarter of 2011 as compared to the third quarter of 2010.
In the nine-month period ended September 30, 2011, net sales increased by 4% to $835.3 million, compared to $801.4 million in the same period of 2010. The increase in sales in 2011 reflects a positive impact of $35.2 million from foreign currency exchange rates. Organic growth declined by 1% which was offset by net sales from our recently acquired companies. In the 2011 period, consumable and related revenues, which represent approximately 87% of total sales, reported a 4% increase as compared to the same period in 2010. Sales of instrumentation products in 2011, which represent approximately 13% of net sales increased by 3%. The net sales growth for the nine months ended September 30, 2011 reflects the natural disaster disruptions in Japan and Australia/New Zealand together with the civil and political disruptions in Egypt and other countries in Northern Africa in the first half of 2011, as well as lower growth in sales volumes of molecular diagnostic assays compared to growth rates experienced in 2010.
A significant portion of our revenues is denominated in currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were positively impacted by $12.7 million in currency effects for the three months ended September 30, 2011 as compared to the same period in 2010. For the nine- month period ended September 30, 2011, net sales were positively impacted by $35.2 million in currency effects as compared to the same period in 2010.

The continuing uncertainties within the current global economy represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth could be adversely affected and may be lower than our historical growth. Additionally, in the U.S, we have been concluding multi-year large volume purchase agreements with HPV test customers, and the pricing agreements for these contracts could potentially weigh on future sales growth.
Gross Profit
Gross profit was $187.5 million (65% of net sales) for the three-month period ended September 30, 2011 as compared to $180.5 million (66% of net sales) in the same period in 2010. Our consumable sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $17.8 million in the third quarter of 2011, as compared to $15.6 million in the comparable 2010 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
Gross profit for the nine-month period ended September 30, 2011 was $548.1 million (66% of net sales), as compared to $526.5 million (66% of net sales) for the same period in 2010. The dollar increase in 2011 gross profit compared to the same period in 2010 includes a charge of approximately $1.2 million primarily related to inventory damaged at our sales subsidiary in Japan.
Research and Development
Research and development expenses increased by 5% to $32.6 million (11% of net sales) in the third quarter of 2011, compared to $31.0 million (11% of net sales) in the same period of 2010. The increase in research and development expense reflects an adverse currency impact of $2.5 million in the third quarter of 2011. Our business combinations, along with the acquisition of new technologies, will continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts.
For the nine- month period ended September 30, 2011, research and development expenses increased by 6% to $97.8 million (12% of net sales), compared to $92.0 million (11% of net sales) for the same period in 2010.
Sales and Marketing
Sales and marketing expenses increased by 20% to $80.1 million (28% of net sales) in the third quarter of 2011 from $66.9 million (24% of net sales) in the same period of 2010. The increase in sales and marketing expense reflects an adverse currency impact of $3.8 million in the third quarter of 2011. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expenses reflects the current quarter acquisitions along with increased sales and marketing investments to globalize the newly acquired Cellestis and Ipsogen product portfolios. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products, but we expect sales and marketing costs will, over the long term, grow at a relatively slower rate than our overall revenue growth.
Sales and marketing expenses increased by 14% to $225.0 million (27% of net sales) for the nine-month period ended September 30, 2011 from $197.6 million (25% of net sales) for the same period in 2010.

General and Administrative, Integration and Other Costs
General and administrative, business integration, restructuring and related costs were $33.7 million (12% of net sales) in the third quarter of 2011 as compared to $26.5 million (10% of net sales) in the third quarter of 2010. The net increase is due primarily to increased costs in connection with our third quarter acquisitions, partially offset by operational efficiencies. Additionally, general and administrative, integration and related costs increased by $1.8 million due to currency impact in the third quarter of 2011, as compared to the same period of 2010. We have continued to incur integration costs for businesses previously acquired as well as for our current period acquisitions and such costs totaled approximately $7.4 million in the third quarter of 2011, as compared to $2.1 million in the same period of 2010. In connection with the integration of previously acquired companies, we are benefiting from improved efficiency in general and administrative operations in particular. As we further integrate previously or newly acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2011 and 2012. We believe that over time the integration and restructuring activities will result in a decrease in our general and administrative expenses as we aim to improve efficiency in general and administrative operations.
During the nine-months ended September 30, 2011, we recorded general and administrative, business integration, restructuring and related costs of $86.9 million, as compared to $81.3 million for the same period in 2010.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in business combinations, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in business combinations are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.
During the three months ended September 30, 2011, the amortization expense on acquisition-related intangibles within operating expense increased to $6.7 million, as compared to $5.9 million the same period of 2010. We expect that our acquisition-related intangible amortization will continue to increase as a result of the current period as well as future acquisitions.
During the nine-months ended September 30, 2011, we recorded amortization expense on acquisition-related intangibles within operating expense of $19.1 million, as compared to $17.9 million for the same period in 2010.
Other Income (Expense)
Total other income (expense) was $8.7 million and $(0.9) million in the three- and nine-month periods ended September 30, 2011, as compared to total other expense of $3.4 million and $10.0 million in the same periods of 2010, respectively. Total other income in the third quarter of 2011 is primarily the result of gains on foreign currency transactions and interest income partially offset by interest expense.
Interest expense decreased to $6.5 million and $19.5 million in the three- and nine- periods ended September 30, 2011, compared to $7.0 million and $20.9 million for the same periods of 2010. The decrease in interest costs primarily resulted from a decrease in our long-term debt as discussed in Note 9 in the accompanying notes to the condensed consolidated financial statements.
For the three months ended September 30, 2011, interest income increased to $2.3 million as compared to $1.2 million in the same period of 2010. For the nine months ended September 30, 2011, interest income increased to $4.9 million from $3.4 million in the same period of 2010. The increase in interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
Provision for Income Taxes
Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.
In the third quarters of 2011 and 2010 , our effective tax rates were 20% and 22% respectively. In the nine-month periods ended September 30, 2011 and 2010, our effective tax rates were 19% and 15%, respectively. The provision for income taxes is based upon the estimated annual effective tax rates. The reported change in tax rates from the third quarter of 2010 to the third quarter of 2011 reflects a lower estimated annualized effective tax rate for 2011 offset by lower discrete events in the third quarter of 2011 as compared to the same period in 2010.

Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2011 and December 31, 2010, we had cash and cash equivalents of $393.9 million and $828.4 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and Euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2011, cash and cash equivalents had decreased by $434.6 million from December 31, 2010 primarily due to cash used in investing activities of $503.6 million and financing activities of $66.7 million, partially offset by cash provided by operating activities of $165.1 million. As of September 30, 2011 and December 31, 2010, we had working capital of $325.5 million and $976.2 million, respectively.
Operating Activities. For the nine-month periods ended September 30, 2011 and 2010, we generated net cash from operating activities of $165.1 million and $164.9 million, respectively. While net income of $95.7 million in the nine-months ended September 30, 2011 decreased by $12.3 million as compared to the same period in the prior year, the non-cash components such as depreciation and amortization, share-based compensation, deferred income taxes and other non-cash activity of foreign exchange impacts increased cash from operating activities by $33.1 million for the nine-months ended September 30, 2011. This increase was partially offset by net changes in operating assets and liabilities of $20.6 million, primarily due to an increase in prepaid and other current assets which reflects the increase of fair value of derivative instruments from December 31, 2010. In addition in 2011, inventories increased primarily due to increased safety stock in connection with the transfer of production activities to a new production facility in Germany. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $503.6 million of cash was used in investing activities during the nine-months ended September 30, 2011, compared to $150.0 million for the same period in 2010. Investing activities during the nine-months ended September 30, 2011 consisted principally of $161.1 million invested in short-term investments, $56.5 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as $15.9 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $432.6 million was used primarily in the acquisitions of Cellestis and Ipsogen and includes $9.8 million of cash paid in connection with acquisition milestone achievements. As of September 30, 2011, we also acquired a stake in Alacris for $3.4 million and made an investment of $16.4 million in another privately held company. These investing activities were partially offset by $179.4 million from the sale of short-term investments.
In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) to further expand our German facilities for research and development and production. In addition, we started the expansion of our Germantown, Maryland, USA facility for production and administrative space in June 2010. While the construction in Germany is substantially complete, the U.S. expansion projects are expected to continue into 2014, with both projects at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund such expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $71.0 million million based on the achievement of certain revenue and operating results milestones as follows: $12.0 million in 2011, $11.0 million in 2012, and $48.0 million payable in any 12-month period from now until 2014 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $71.0 million total contingent obligation, approximately $14.9 million is accrued as of September 30, 2011.
Financing Activities. Financing activities used $66.7 million in cash for the nine-months ended September 30, 2011 compared to $39.5 million for the nine-months ended September 30, 2010. Cash used during the nine-months ended September 30, 2011 was primarily related to the repayment of long-term of debt of $119.5 million partially offset by proceeds of long-term debt of $44.0 million.
We have credit lines totaling $160.9 million at variable interest rates, none of which was utilized as of September 30, 2011. We also have capital lease obligations, including interest, in the aggregate amount of $24.3 million, and carry $798.2 million of long-term debt, of which $351.7 million is current as of September 30, 2011. As of September 30, 2011, we have drawn down EUR 1.9 million million under a loan which can be utilized for up to EUR 12.7 million to finance research and development projects of the Company in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019.
Ipsogen S.A., acquired in July 2011 as discussed in Note 5 above, carries two long-term bank debts. The first loan, effective as of May 25, 2009, was for EUR 0.3 million, having an effective rate of 6.28% and monthly payments due through May 2015. The second loan, effective as of June 25, 2009, was for EUR 0.3 million, having an effective rate of 4.57% and monthly payments due through November 2015.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule that began in July 2009. In July 2011, July 2010 and July 2009, $75 million, $50.0 million and $25.0 million were repaid, respectively. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $100.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate for which the contract matured in October 2011.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At September 30, 2011, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.84%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which a has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.97% and is due in November 2012. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations, debt repayments and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2010.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine- month periods ended September 30, 2011 was $13.4 million and $11.8 million net gain, respectively, as compared to $1.8 million net loss and $2.0 million net gain, respectively, in the same periods of 2010 and are included in other income, net.

Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis using foreign exchange forward and option contracts as well as cross-currency swaps.
Interest Rate Derivatives. We use interest rate derivative contracts in connection with certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
We also make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2010. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2011.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 15 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2011 and December 31, 2010.

Contractual Obligations
There were no material changes at September 30, 2011 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2010 other than the refinancing of $145.0 million of debt which is now due in 2024.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceeding described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Risks Related to the Growth of Our Business
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown rapidly, with total net sales increasing to $1.1 billion in 2010 from $465.8 million in 2006. We have made several acquisitions in recent years, including Cellestis Ltd. in August 2011 and purchased a majority of Ipsogen S.A. shares in July 2011. Other acquisitions include SABiosciences in December 2009; DxS Ltd. in September 2009; Corbett Life Science Pty. Ltd., or Corbett, in July 2008; and Digene Corporation, or Digene, in July 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in molecular technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.
We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project is substantially complete as of September 30, 2011. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and it is expected to continue into 2014. These expansion projects increase our fixed costs, resulting in higher operational costs in the future that will negatively impact our gross margin and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.
Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.
Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.
During the past several years, we have acquired and integrated a number of companies through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. Important programs underway include the development and global rollout of our modular medium-throughput QIAsymphony platform, our next generation high throughput molecular testing QIAensemble platform and related sample and assay technologies. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.
Therefore, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product’s utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.
The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular for our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.
Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times. Our customers may face internal financing pressures that adversely impact spending decisions and the ability to purchase our products. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
As is the case for many businesses, we face the following risks in regard to financial markets:

•
severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

•
further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

Our concentration of a large amount of revenues in a single product group and a small number of customers for that product group increases our dependence on that product group’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.
We believe that contributions from sales of our HPV test product group may represent as much as 20% of our total net sales. While the ultimate decision to order this test is made by a physician in consultation with their patient, the test analysis is performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories account for the majority of our sales for this product group. A significant reduction in sales of this product group may have a significant adverse impact on our results of operations. In times of economic hardship or high unemployment patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. It is possible that our dependence on sales from this product group will continue in the future. If we fail to diversify our product line grouping, we will continue to be at risk that the loss or under-performance of a single product, product group or customer may materially affect our results of operations.
Our sales of HPV products and our growth will be affected by the level of acceptance of and the market for HPV screening by physicians and laboratories.
Sales of our HPV-related molecular diagnostic products, and our ability to increase sales of this product group, depend upon greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer. This applies to the U.S. as well as Europe and various markets around the world. In particular, a key element of future sales growth includes greater adoption of HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests). Pap tests have been the principal means of cervical cancer screening since the 1940s. The introduction of our HPV test has been supported by major clinical data showing its significant benefits in better identifying women at risk for cervical cancer than to those who were only given a Pap test, and standards of care in the U.S. have been adopted to recommend HPV tests in conjunction with Pap tests. These standards are also being adopted in other countries around the world. However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test for cervical cancer. Approximately 60 million Pap tests are currently performed annually in the United States, and an estimated 60 to 100 million additional Pap tests are performed annually in the rest of the world.
HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology. As a result, we must provide information to counteract these types of impressions on a case-by-case basis. If we are not successful in executing our marketing strategies, which focus on the proven significant benefits of HPV testing to identify women at risk for cervical cancer, we may not be able to maintain or continue to grow our market share for HPV testing.
We are working with physician and laboratory customers, and also with patient advocacy groups, to develop and establish the benefits of HPV screening to women. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market.
Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, outside the U.S., third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Reduction in research and development budgets and government funding may result in reduced sales.
Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.
In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.
A significant portion of our sales are generated from demand for our products from researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue, in particular in the U.S. given budget constraints caused by challenging economic conditions. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitor companies are developing and using their own internally developed molecular assay tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized sample and assay technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.
We have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.
We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly implement these products into their operations. As a result, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.
Risks Related to the Development, Manufacture and Distribution of Our Products
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We rely on collaborative commercial relationships to develop some of our products.
Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.
Some of our customers are requiring us to change our sales arrangements to lower their costs which may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross margin.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Future sales of certain products now in development may be dependent upon us conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries with similar responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products.
In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety through the highest level of product safety. Our failing to obtain any required clearance or approvals may significantly damage our business in these markets.
Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.
Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Our HPV products were the first to obtain regulatory approval in the U.S. and in many European countries for clinical use in screening women for cervical cancer, which adds to our marketing expenses and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries, as compared to our available resources, will impact the decisions we make about entering new markets.
Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take even longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or even longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.
Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications”. If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained.
We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work requiring nucleic acid purification. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Risks Related to Our Operations
Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.
Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Our initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected.
Changes in tax laws or their application could adversely affect our results of operations.
The integrated nature of our worldwide operations enables us to reduce the effective tax rate on our earnings since a portion of our earnings are taxed at more favorable rates in some jurisdictions. Changes in tax laws or their application with respect to matters such as changes in tax-rates, transfer pricing, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, could increase our effective tax rate and adversely affect our results of operations.
The U.S. health care reform law could affect our business, profitability and stock price.
Comprehensive healthcare reform legislation was signed into law in the U.S. in 2010. Although we cannot fully predict the many ways in which this healthcare reform might affect our business, the law imposes a 2.3% excise tax on certain transactions, including many sales of medical devices, which we expect will include the U.S. sales of our assays and instruments. This tax is scheduled to take effect in 2013. The increased tax burden may adversely affect our results of operations.
We have a significant amount of long-term debt that may adversely affect our financial condition.
We have a significant amount of debt, which creates significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. However, as of September 30, 2011, we had outstanding loan facilities of approximately $350.0 million which is due in July 2012. As of September 30, 2011, we also had additional long-term debt obligations of $445.0 million, of which $145.0 million is due in February 2024, and $300.0 million will become due in November 2012 as well as long-term debt of $2.6 million which is due in June 2019 with periodic repayments starting in September 2011. Furthermore, as of September 30, 2011, we have capital lease obligations, including the current portion, of $24.3 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.

We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of the existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds were not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.
An impairment of goodwill and intangible assets could reduce our earnings.
At September 30, 2011, our condensed consolidated balance sheet reflected approximately $1.7 billion of goodwill and approximately $854.2 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings and our results of operations could be adversely affected.
Our strategic equity investments may result in losses.
We have made, and may continue to make, strategic investments in complementary businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Risk of price controls is a threat to our profitability.
The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
Risks Related to Our Global Operations
Doing business internationally creates certain risks for our business.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.
Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
Exchange rate fluctuations may adversely affect our business and operating results.
Since we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.
We have recently expanded our business into emerging markets in Asia, South America and Africa, and we expect to continue to focus on expanding our business in these fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan. As a result, to the extent that our suppliers are impacted by a event, we may experience periods of reduced instrumentation production. Any unexpected interruptions in our instrumentation production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
If the recovery of our suppliers in Japan does not occur in a reasonable time frame, we may be forced to procure sourced products or materials from alternative suppliers, and we may not be able to do so on terms as favorable as our current terms or at all. Material increases in the cost of components would have an adverse impact on our operating performance and cash flows if we were unable to pass on these increased costs to our customers.

In addition, to the extent we temporarily shutdown any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer. We continue to monitor the potential impact of Japan’s earthquake and tsunami on our local and global sales.
Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.
Risks Related to our Intellectual Property
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of September 30, 2011, we owned 180 issued patents in the United States, 132 issued patents in Germany and 729 issued patents in other major industrialized countries. In addition, at September 30, 2011, we had 1,035 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our Company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.
Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.
We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of these collaborations.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Risks Related to Product Liability Issues
Our business exposes us to potential product liability.
The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount, but that we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.
We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material adverse impact on our capital expenditures, results of operations or competitive position. Although we believe that our procedures for the handling and disposal of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.
Risks Related to Our Common Shares
Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.
Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.
Our holding company structure makes us dependent on the operations of our subsidiaries.
QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.
U.S. civil liabilities may not be enforceable against us.
We are incorporated under Dutch law, and substantial portions of our assets are located outside of the U.S. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or such other persons, or to enforce outside the U.S. any judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.
In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our

Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $24.00 to a low of $14.32 on NASDAQ, and a high of EUR 17.87 to a low of EUR 11.12 on the Frankfurt Stock Exchange. During the nine months ended September 30, 2011, the price of our common share has ranged from a high of $22.20 to a low of $13.05 and a high of EUR 15.25 to a low of EUR 9.65 on the NASDAQ and Frankfurt Stock Exchange, respectively. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations or patent laws;

•	developments in patent or other intellectual property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.
The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.
Holders of our Common Shares should not expect to receive dividend income.
We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of September 30, 2011, a total of approximately 234.1 million Common Shares were outstanding along with approximately 12.4 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 5.6 million were vested. A total of approximately 13.3 million Common Shares are reserved and available for issuances under our stock plans as of September 30, 2011, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.
Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders on October 11, 2007, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.